Sideware Contacts Jim Speros, 703/437-9002 Jennifer Burke, 604/669-2101 x. 224 KnowledgeMax, Inc.: Contact Lin Pearce, 301/468-8000 ext. 109	Filed by Sideware Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1933.

Subject companies: Sideware Systems Inc. [File No. 000-29974]
KnowledgeMax Inc.

Sideware Completes Private Placement

Company Raises $1.35 Million Through the Sale of Common Stock

RESTON, VA, Dec. 13 /PRNewswire/ - Sideware (TSE: SYD.U and OTC (BB): SDWS), which has entered into a merger agreement with KnowledgeMax Inc. to become a provider of corporate knowledge and learning solutions, today announced that it completed an equity private placement of common stock for $1.35 million. Proceeds from the offering will be used for general corporate purposes for both Sideware and its prospective merger partner, KnowledgeMax, as contemplated by the merger agreement between the parties.

Under the terms of the private placement, the company sold 13,500,000 common shares at a price of $0.10 per share. None of the shares have been registered. The company has agreed to file a registration statement in the future.

Investors in the offering included Sideware's Chairman, Ken Thornton, its Chief Executive Officer, Jim Speros, and its former Chairman and current director, Grant Sutherland. Other accredited and institutional investors were also included in this private placement.

Sideware's CEO Jim Speros stated, "The proceeds from this offering will strengthen Sideware's balance sheet as we move toward closing our merger with KnowledgeMax. Among other things, a portion of these funds will be used to hire additional software developers. These developers will accelerate our ability to meet certain technical requests from existing, new and prospective customers. These funds will also permit us to relocate to a new headquarters in the Tysons Corner, Virginia area, capable of housing both companies." Mr. Speros added, "I believe that our upcoming merger with KnowledgeMax represents the future for Sideware and this private placement is the first step on that road."

Additional Information about the Merger and Where to Find It

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Sideware Systems Inc. seeking their approval of the proposed transaction. Investors and security holders are urged to read the registration statement and proxy statement/prospectus because they will contain important information. When filed, these documents may be obtained free of charge at the website maintained by the Securities Exchange Commission at "www.sec.gov." These documents may also be obtained free of charge by requesting them in writing from Jennifer Burke, Sideware Investor Relations, Suite 1600, 777 Dunsmuir Street, Vancouver, BC Canada V7Y1K4.

Sideware, its directors, and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Sideware in connection with the transaction. Information about these participants is set forth in Sideware's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in other SEC filings. Stockholders and investors may obtain additional information regarding the interests of such participants, as well as the directors and executive officers of KnowledgeMax, by reading the proxy statement/prospectus regarding the transaction when it becomes available. Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, growth and revenue opportunities, timing of closing, management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the KnowledgeMax transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition or obtain customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Sideware's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10- K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, Sideware's results could differ materially from Sideware's expectations in these statements. For further discussion of important risk factors that may materially affect management's estimates, Sideware's or KnowledgeMax's results, and the forward-looking statements herein, please see the risk factors contained in Sideware's SEC filings.